Exhibit (a)(1)(L)

GSI GROUP ACCEPTS SHARES IN TENDER OFFER

FOR EXCEL TECHNOLOGY AND

COMMENCES SUBSEQUENT

OFFERING PERIOD

BEDFORD, MA – August 20, 2008: GSI Group Inc. (Nasdaq: GSIG) announced today the expiration of the initial offering period of the tender offer by its indirect wholly-owned subsidiary Eagle Acquisition Corporation (EAC) for all outstanding shares of common stock of Excel Technology, Inc. (Nasdaq: XLTC). The initial offering period expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, August 19, 2008.

The depositary for the offer has advised GSI and EAC that, as of the expiration of the initial offering period, a total of approximately 8,571,831 shares were validly tendered to EAC and not withdrawn (not including shares delivered through notices of guaranteed delivery), representing approximately 78.6% of the outstanding common stock of Excel. EAC has accepted for payment all shares that were validly tendered during the initial offering period.

GSI also announced that EAC has commenced a subsequent offering period for all remaining shares of Excel common stock, to permit stockholders who have not yet tendered their shares to do so. This subsequent offering period will expire at 5:00 p.m., New York City time, on Tuesday, August 26, 2008, unless further extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

The same $32.00 per share price offered in the initial offering period will be paid during the subsequent offering period. All shares validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.

Pursuant to the terms of the previously announced merger agreement, GSI expects to effect a merger of EAC with and into Excel. In the merger, EAC will acquire all untendered Excel shares (other than those as to which holders properly exercise appraisal rights) at the same $32.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, Excel will become an indirect wholly-owned subsidiary of GSI. GSI intends to complete the merger as soon as practicable. If, as a result of additional shares tendered and purchased in the subsequent offering period or otherwise, including through the possible exercise by EAC of its “top-up” option, EAC becomes the owner of at least 90% of the outstanding Excel shares, EAC will be able to promptly effect the merger without the need for a meeting of or approval by Excel’s public stockholders. Excel stockholders who continue to hold their shares at the time of the merger and fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger.

About GSI Group Inc.

GSI Group Inc. supplies precision technology to the global medical, electronics, and industrial markets and semiconductor systems. GSI Group Inc.’s common shares are listed on Nasdaq (GSIG).